EXECUTIVE BOARD
P. Flynn
Chief Financial Officer
P.O. Box 810, 1000 AV Amsterdam
ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
By EDGAR, “CORRESP” Designation
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-14642)	April 27, 2011
Dear Mr. Rosenberg,
We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the March 10, 2011 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), which also makes reference to certain of your prior comments in the Staff’s letter, dated February 4, 2011.
We appreciate the Staff’s careful review of our 2009 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments.
For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.
Please do not hesitate to call me at (011) 31-20-541-5424 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.
Very truly yours,

/s/ Patrick Flynn

cc:	Mark Brunhofer, Ibolya Ignat (Securities and Exchange Commission) William D. Torchiana, Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)

Amstelveenseweg 500, P.O. Box 810, 1000 AV Amsterdam	www.ing.com
The Netherlands	ING Groep N.V., registered office Amsterdam
T +31 20 5415424 F +31 20 5418570	Trade Register no. 33231073 Amsterdam
E patrick.flynn@ing.com

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R:	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

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